Exhibit 99.1

HQ/CS/CL.24B/15148

19 June 2013

Sub: Shareholding Pattern on 14 June 2013.

Please find attached the Shareholding Pattern of Tata Communications Limited as on 14 June 2013 (Attach “A”). As intimated to you earlier, the Company had filed a Form 25 with the U.S. Securities and Exchange Commission on 28 May 2013 and consequent to the filing, the delisting of its American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange has become effective at the close of business of 7 June 2013. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) will become effective on 14 July 2013. Holders of the Company’s ADRs can surrender their ADRs to the Depositary in exchange for the underlying ordinary shares in the Company at any time prior to 13 August 2013.

We request you to take on record the attached latest Shareholding Pattern of the Company

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No.(22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No.2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

(I)(a) Statement showing Shareholding Pattern

Name of the Company: TATA COMMUNICATIONS LIMITED
Scrip Code, Name of the scrip, class of security: BSE-500483; NSE-TATACOMM; NYSE-TCL; BSE,NSE - Equity NYSE - ADR’s
Quarter ended: 14 June 2013

Partly paid-up shares:-	No. of partly paid-up shares	As a % of total no. of partly paid-up Shares	As a % of total no. of shares of the company
Held by promoter/promoter group	Nil	Nil	Nil
Held by public	Nil	Nil	Nil

Total	Nil	Nil	Nil

Outstanding convertible securities :-	No. of outstanding securities	As a % of total no. of outstanding convertible securities	As a % of total no. of shares of the company, assuming full conversion of the convertible securities
Held by promoter/promoter group	Nil	Nil	Nil
Held by public	Nil	Nil	Nil

Total	Nil	Nil	Nil

Warrants:-	No. of warrants	As a % of total no. of warrants	As a % of total no. of shares of the company, assuming full conversion of Warrants
Held by promoter/promoter group	Nil	Nil	Nil
Held by public	Nil	Nil	Nil

Total	Nil	Nil	Nil

Total paid-up capital of the company, assuming full conversion of warrants and convertible securities			285,000,000

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/ (IV)*100
(A)	Shareholding of Promoter and Promoter Group[2]
(1)	Indian
(a)	Individuals/ Hindu Undivided Family	0	0	0
(b)	Central Government/ State Government(s)	1	74,446,885	74,446,885	27.28	26.12
(c)	Bodies Corporate	8	141,171,251	141,171,251	51.74	49.53	10,000,000	7.08
(d)	Financial Institutions/ Banks
(e)	Any Other (specify)

	Sub-Total (A)(1)	9	215,618,136	215,618,136	79.02	75.66	10,000,000	4.64

(2)	Foreign
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0
(b)	Bodies Corporate	0	0	0
(c)	Institutions	0	0	0
(d)	Qualified Foreign Investor	0	0	0
(e)	Any Other (specify)	0	0	0
	Sub-Total (A)(2)	0	0	0

	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	9	215,618,136	215,618,136	79.02	75.66	10,000,000	4.64

(B)	Public shareholding
1	Institutions
(a)	Mutual Funds/ UTI	12	3,477,004	3,476,704	1.27	1.22
(b)	Financial Institutions/ Banks	42	16,879,706	16,879,706	6.19	5.92
(c)	Central Government/ State Government(s)	0	0	0
(d)	Venture Capital Funds	0	0	0
(e)	Insurance Companies	6	13,288,408	13,288,408	4.87	4.66
(f)	Foreign Institutional Investors	72	12,901,906	12,901,906	4.73	4.53
(g)	Foreign Venture Capital Investors	0	0	0
(h)	Qualified Foreign Investor	0	0	0
(I)	Any Other (specify)	0	0	0

	Sub-Total (B)(1)	132	46,547,024	46,546,724	17.06	16.33

B 2	Non-institutions
(a)	Bodies Corporate	1,064	2,484,079	2,483,238	0.91	0.87
(b)	Individuals -
I	Individual shareholders holding nominal share capital up to Rs. 1 lakh.	59,065	7,305,261	7,130,210	2.68	2.56
II	Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	23	558,302	558,302	0.20	0.20
(c)	Qualified Foreign Investor
(d)	Any Other
i	Trusts	5	10,400	10,400	0.00	0.00
ii	NRIs	938	338,630	337,648	0.12	0.12
iii	Overseas Corporate Bodies	1	7,250	7,250	0.00	0.00
iv	Foreign National	1	60	60	0.00	0.00

Sub-Total (B)(2)		61,097	10,703,982	10,527,108	3.92	3.76

	Total Public Shareholding (B)= (B)(1)+(B)(2)	61,229	57,251,006	57,073,832	20.98	20.09

	TOTAL (A)+(B)	61,238	272,869,142	272,691,968	100.00	95.74	10,000,000	3.66

(C)	Shares held by Custodians and against which Depository Receipts have been issued *
(1)	Promoter and Promoter Group	0	0	0
(2)	Public	2	12,130,858	12,130,858		4.26

	GRAND TOTAL (A)+(B)+(C)	61,240	285,000,000	284,822,826		100.00	10,000,000	3.51

1	for determining public shareholding ofr the purpose of Clause 40A
2	for definations of “Ppromoter” and “Promoter Group”
3	for definations of “Public shareholding” refer to Clause 40A
*	As intimated to you earlier, the Company had filed a Form 25 with the U.S. Securities and Exchange Commission on 28 May 2013 and consequent to the filing, the delisting of its American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange has become effective at the close of business of 7 June 2013. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) will become effective on 14 July 2013. Holders of the Company’s ADRs can surrender their ADRs to the Depositary in exchange for the underlying ordinary shares in the Company at any time prior to 13 August 2013.

(I) (b) Statement showing holding of securities (including shares,warrants,convertible securities) of persons belonging to the category “Promoter and Promoter Group”

Sr.No.	Name of the shareholder	Details of Shares held		Encumbered shares(*)			Details of warrants		Details of convertible securities		Total shares (including underlying shares assuming full conversion of warrants and convertible securities) as a % of diluted share capital
		No of Shares held	As a % of grand total (A)+(B)+(C)	Number	As a Percentage	As a % of grand total (A)+(B)+(C) of sub- clause (I)(a)	No of warrants held	As a % of total number of warrants of the same class	Number of convertible securities held	As a % of total number of convertible securities of the same class
(I)	(II)	(III)	(IV)	(V)	(VI) = (V)/ (III)*100	( VII)	(VIII)	(IX)	(X)	(XI)	(XII)
1	Tata Group
a	PANATONE FINVEST LIMITED	88,626,654	31.10	—	—	—	—	—	—	—	31.10
b	TATA SONS LIMITED	39,122,560	13.73	10,000,000	25.56	3.51	—	—	—	—	13.73
c	THE TATA POWER COMPANY LIMITED	13,422,037	4.71	—	—	—	—	—	—	—	4.71
2	PRESIDENT OF INDIA	74,446,885	26.12	—	—	—	—	—	—	—	26.12

	TOTAL	215,618,136	75.66	10,000,000	4.64	3.51	—	—	—	—	75.66

(*)	The term “encumbrance” has the same meaning as assigned to it in regulatin 28(3) of the SAST Regulations , 2011

(I)(c)(i)	Statement showing holding of securities (including shares,warrants,convertible securities) of persons belonging to the category “Public” and holding more than 1% of the total number of shares.

Sr.No.	Name of the shareholder	Number of shares held	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}	Details of warrants		Details of convertible securities		Total shares (including underlying shares assuming full conversion of warrants and convertible securities) as a % of diluted share capital

				Number of warrants held	As a % total number of warrants of the same class	Number of convertible securities held	% w.r.t total number of convertible securities of the same class
1	LIFE INSURANCE CORPORATION OF INDIA	10,211,714	3.58	—	—	—	—	—	—
2	LIC OF INDIA MARKET PLUS GROWTH FUND	5,702,590	2.00	—	—	—	—	—	—
3	LIC OF INDIA MONEY PLUS GROWTH FUND	5,012,658	1.76	—	—	—	—	—	—
4	GOVERNMENT PENSION FUND GLOBAL	5,830,203	2.05	—	—	—	—	—	—

TOTAL		20,926,962	9.39	—	—	—	—	—	—

(I)(c)(ii)	Statement showing holding of securities (including shares,warrants,convertible securities) of persons (together with PAC) belonging to the category “Public” and holding more than 5% of the total number of shares of the company.

Sr. No.	Name(s) of the shareholder(s) and the Persons Acting in Concert (PAC) with them	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}	Details of warrants		Details of convertible securities		Total shares (including underlying shares assuming full conversion of warrants and convertible securities) as a % of diluted share capital

				Number of warrants held	As a % total number of warrants of the same class	Number of convertible securities held	% w.r.t total number of convertible securities of the same class
1	NIL	0	0.00	—	—	—	—	—	—

TOTAL		0	0.00	—	—	—	—	—	—

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}	Promoter/Promoter Group/ Public
1	NIL	—		—

TOTAL		—		—

(II)(a) Statement showing details of Depository Receipts (DRs) *

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	ADR	6,065,429	12,130,858	4.26

TOTAL		6,065,429	12,130,858	4.26

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares held by ‘promoter/promoter group’ are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs’ GDRs, SDRs, etc.)	No. of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Nil	—	—	—

TOTAL		—	—	—

(III)(a) Statement showing voting pattern of shareholders if more than one class of shares/securities is issued by the issuer

NOT APPLICABLE

*	As intimated to you earlier, the Company had filed a Form 25 with the U.S. Securities and Exchange Commission on 28 May 2013 and consequent to the filing, the delisting of its American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), from the New York Stock Exchange has become effective at the close of business of 7 June 2013. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADRs were issued (the “Deposit Agreement”) will become effective on 14 July 2013. Holders of the Company’s ADRs can surrender their ADRs to the Depositary in exchange for the underlying ordinary shares in the Company at any time prior to 13 August 2013.

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